Grupo Financiero Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
--------------------------
www.gfgsa.com
-------------


         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
         ---------------------------------------------------------------
                     THIRD QUARTER ENDED SEPTEMBER 30, 2004
                     --------------------------------------

     >> (Buenos Aires, Argentina, Nov 11, 2004) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL and GGAL6 /NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of fiscal year 2004, ended September 30, 2004.

NET LOSS FOR THE QUARTER ENDED SEPTEMBER 30, 2004
-------------------------------------------------

     >> Net loss for the third quarter ended September 30, 2004, was Ps.(33.3) million, or Ps. (0.027) per share, equivalent to Ps. (0.27) per ADS.

     >> This result was mainly generated by our participation in Banco de Galicia y Buenos Aires S.A. ("the Bank"), partially offset by (a) the interest accrued on our financial investments, mainly the subordinated bond issued by the Bank (Ps. 10.3 million), and (b) the exchange difference on our dollar-dominated assets (Ps. 2.5 million).

     >> The Bank showed a Ps.4.2 million adjusted net income, excluding the adjustment to the valuation of secured loans and Bogar in accordance with Argentine Central Bank rules and the amortization of amparo claims, in the third quarter of FY 2004. Considering these adjustments the quarter showed a Ps.46.9 million net loss.

     >> Grupo Galicia's financial statements, comparative tables and exhibits, have been restated for inflation until February 28, 2003 using the Wholesale Price Index (IPIM) published by the National Bureau of Statistic and Census (INDEC).

     >> Beginning in the quarter ended September 30, 2003 the information that is exposed includes the consolidation on a line-by-line basis of the financial statements of Galicia Uruguay, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and its subsidiaries. In consequence, the quarter ended September 30, 2003 includes in each line of the consolidated income statement the results corresponding to the nine months of the aforementioned companies, not affecting the consolidated net income.

     >> The table below shows results per share information, based on Grupo Galicia's financial statements.

                                                        Grupo Financiero Galicia

                                                                  In pesos
---------------------------------------------------------------------------------------------------
                                             FY 2004        FY 2003
                                           ----------     ----------         nine months ended at:
Earnings per Share                              3Q             3Q          ------------------------
                                             09/30/04       9/30/03        09/30/04       09/30/03
---------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)          1,241,407      1,092,407      1,166,363      1,092,407
Total Shares Outstanding (in thousands)      1,241,407      1,092,407      1,241,407      1,092,407
  Book Value per Share                           1.253          1.385          1.253          1.385
  Book Value per ADS (*)                        12.530         13.850         12.530         13.850
  Earnings per Share                           (0.027)        (0.064)        (0.064)        (0.117)
  Earnings per ADS (*)                         (0.270)        (0.640)        (0.640)        (1.170)
---------------------------------------------------------------------------------------------------

(*) 1 ADS = 10 ordinary shares

Grupo Galicia's second quarter net income represents an annualized return of (0.56)% on average assets and (8.52)% on average shareholders' equity.

                                                                   Percentaje
------------------------------------------------------------------------------------------------------
                                                 FY 2004         FY 2003        nine months ended at:
                                               ---------       ---------      ------------------------
Profitability                                         3Q              3Q      09/30/04        09/30/03
                                                       %               %             %               %
------------------------------------------------------------------------------------------------------

Return on Average Assets (*)                      (0.56)          (1.23)        (0.37)          (0.69)
Return on Average Shareholders Equity (*)         (8.52)         (18.26)        (6.64)         (10.93)
------------------------------------------------------------------------------------------------------

(*) Annualized.


NET INCOME BY BUSINESS
----------------------

     >> The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     >> The "Income from stake in Sudamericana Holding" line includes Grupo Galicia's participation in the company's results as of June 2004 and the company's goodwill amortization.

     >> The "Income from stake in Galicia Warrants" line includes Grupo Galicia's participation in the company's results as of July 2004 and the company's goodwill amortization.

     >> The "Adjustment by deferred tax" shows the income tax charge determined according to the deferred tax method on Banco Galicia's subsidiaries. This adjustment was not made in Banco Galicia because Argentine Central Bank (BCRA) regulations do not contemplate the application of the deferred tax method.

     >> The Other Income GFG includes the financial income related to the negotiable obligations issued by the Bank net of administrative expenses.

                                                        Grupo Financiero Galicia


                                                                  in millions of pesos
------------------------------------------------------------------------------------------------------
Net Income by Business                                  FY 2004                 nine months ended at
                                               -------------------------      ------------------------
                                                  3rd Q.          2nd Q.      09/30/04        09/30/03
------------------------------------------------------------------------------------------------------

Income from stake in Banco Galicia (93.59%)       (43.9)           48.7         (63.9)          (76.5)
Income from stake in Net Investment (87.5%)        (0.6)           (0.6)         (1.7)           (4.9)
Income from stake in Sudamericana Holding
  (87.5%)                                           2.3            (1.0)         (0.8)          (10.1)
Income from stake in Galicia Warrants (87.5%)      (0.1)           (0.2)         (0.2)           (3.2)
Adjustment result by deferred tax in
  subsidiary companies                              0.6            (7.8)        (19.7)          (16.1)
Other Income GFG                                   12.5            11.7          21.6           (16.6)
Income tax                                         (4.1)           (5.4)         (9.5)            -

Net Income for the period                         (33.3)           45.4         (74.2)         (127.4)
------------------------------------------------------------------------------------------------------

     >> At the close of FY 2003, in accordance with the applicable rules as of that date, the Bank had recorded an asset for the estimated recovery value of the compensation for the adjustment of certain loans by the CVS coefficient instead of the CER coefficient. As of September 30, 2004, the aforementioned asset was written off against reserves established for such purpose and, in accordance with the criteria settled by Argentine Central Bank's Communique "A" 4202, against a Ps.76.8 million loss recognized as an adjustment to previous fiscal years' results. In the case of GFG this adjustment was of Ps. 71.9. In order to make comparison possible, figures in the tables in this press release have been modified to reflect the resulting adjustments to previous quarters results. Therefore, results previously published for the indicated quarters have changed as follows:


                                            In millions of pesos
--------------------------------------------------------------------------------
                                            FY 2004              FY 2003
                                     -------------------------------------------
                                        2nd. Q    1st. Q         4th. Q
--------------------------------------------------------------------------------
Change in Net Income                     46,2      25,7           (71,9)
--------------------------------------------------------------------------------


CONFERENCE CALL

On Wednesday, November 17, at 11.00 A.M. Eastern Standard Time (01.00 P.M. Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is : (719) 457 2695

If you are unable to participate in the call, a replay will be available from Wednesday, November 17 at 2:00 PM Eastern Standard Time until Sunday, November 21 at 12:00 PM Eastern Standard Time, dialing (719) 457 0820, passcode: 876953.


--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Comission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

                                                       Grupo Financiero|Galicia
Grupo Financiero Galicia S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
                                                             In millions of pesos
------------------------------------------------------------------------------------------------
Quarter
ended:                                     09/30/04   06/30/04    03/31/04   12/31/03   09/30/03
------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                     1,107.7      979.5     1,000.9      826.2      835.0

GOVERNMENT AND CORPORATE SECURITIES         1,747.5    2,096.4     2,747.7    2,865.2    2,777.3

LOANS                                      11,493.8   11,560.8    11,218.8   11,049.6   10,668.3

OTHER RECEIVABLES RESULTING FROM
FINANCIAL BROKERAGE                         6,609.9    6,234.6     6,027.7    6,094.7    6,495.0

EQUITY IN OTHER COMPANIES                      81.3       80.8        83.8       87.1       88.3

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                       1,315.9    1,340.6     1,369.7    1,402.7    1,426.2

OTHER ASSETS                                  592.3      490.2       481.0      497.4      481.4

TOTAL ASSETS                               22,948.4   22,782.9    22,929.6   22,822.9   22,771.5

DEPOSITS                                    6,101.3    6,017.6     5,859.0    5,584.0    5,471.7
- Non-Financial Government Sector              23.2       11.4        15.8       12.4        5.1
- Financial Sector                             23.1       19.7        21.0       19.5       18.7
- Non-Financial Private Sector and
   Residents Abroad                         6,055.0    5,986.5     5,822.2    5,552.1    5,447.9
   - Current Accounts                       1,501.6    1,452.4     1,371.3    1,163.7    1,086.7
   - Savings Accounts                       1,179.9    1,088.2       970.4      818.9      783.2
   - Time Deposits                          2,967.4    2,798.6     2,803.7    2,838.5    2,786.0
   - Investment Accounts                        0.5        0.3         0.2        0.2        1.0
   - Other                                    309.5      477.8       494.0      533.6      575.1
   - Accrued interest and quotation
      differences payable                      96.1      169.2       182.6      197.2      215.9

OTHER BANKS AND INTERNATIONAL ENTITIES        971.4    1,036.6     2,785.8    2,867.2    2,865.0

NEGOTIABLE OBLIGATIONS                      3,733.3    3,822.9     2,282.6    2,392.9    2,425.2

OTHER LIABILITIES                          10,477.0   10,209.4    10,572.3   10,466.4   10,401.2

MINORITY INTERESTS                            110.2      107.9        96.8       93.0       95.2

TOTAL LIABILITIES                          21,393.2   21,194.4    21,596.5   21,403.5   21,258.3

SHAREHOLDERS' EQUITY                        1,555.2    1,588.5     1,333.1    1,419.4    1,513.2

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                    1.45       2.16        1.12       1.05       0.51
Wholesale Price Index (%) (**)                 3.75       2.11        1.54       3.42       1.20
C.E.R. (%) (**)                                1.45       2.08        0.76       0.83       0.31
Exchange Rate ($/US$) (***)                  2.9825     2.9607      2.8550     2.9330     2.9110

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art. 33 - Law 19550). Since quarter ended 09.30.03 consolidated with Banco Galicia Uruguay.
(**) Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Communique "A" 3500 -
     Reference Exchange Rate.

                                                       Grupo Financiero|Galicia
Grupo Financiero Galicia S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
                                                             In millions of pesos
------------------------------------------------------------------------------------------------
Quarter
ended:                                     09/30/04   06/30/04    03/31/04   12/31/03   09/30/03
------------------------------------------------------------------------------------------------
FINANCIAL INCOME                              396.7      486.4       337.4      327.8       385.6
- Interest on Cash and Due from Banks           0.0        0.0         0.0      (0.1)         0.0
- Interest on Loans to the Financial Sector     1.3        0.9         1.9      (0.3)        36.2
- Interest on Overdrafts                        3.7        5.4         6.8        9.1         7.7
- Interest on Notes                            28.6       26.6        20.4       36.6        89.5
- Interest on Mortgage Loans                   17.0       16.9        17.3       17.7        24.5
- Interest on Pledge Loans                      2.0        1.6         1.0        0.8         4.1
- Interest on Credt Card Loans                 40.2       41.6        38.0       34.2        32.1
- Interest on Other Loans                       7.3        5.9         5.5        4.4        11.8
- Net Income from Government and Corporte
  Securities                                   20.6       33.5        32.3       57.7        14.5
- On Other Receivables Resulting from
  Financial Brokerage                          26.5       15.6        15.7       17.1        22.5
- Net Income from Guaranteed Loans-
  Decree 1387/01                               66.6       65.2        63.5       65.3        62.5
- Adjustment by application of adjusting
  index                                       151.0      181.4       112.4       47.3        66.3
- Adjustment by application of CVS            (0.1)        9.5        19.4       35.0         0.0
- Other                                        32.0       82.3         3.2        3.0        13.8

FINANCIAL EXPENSES                            329.3      272.0       331.1      261.8       (38.5)
- Interest on Demand Accounts Deposits          1.4        1.1         0.5        1.0        (5.6)
- Interest on Saving Accounts Deposits          1.0        0.9         1.2        0.9         0.8
- Interest on Time Deposits                    21.8       17.6        25.2       29.5        38.3
- Interest on Loans from Financial Sector       1.5        2.2         1.3        2.0         1.5
- For other Liabilities resulting from
  Financial Brokerage                          51.5       10.1        80.2       90.8        83.3
- Other interest                               76.7       20.7       111.9      104.7        75.6
- Adjustment by application of adjusting
  index                                       141.4      217.5        35.5       24.3         8.8
- Other                                        34.0        1.9        75.3        8.6      (241.2

GROSS BROKERAGE MARGIN                         67.4      214.4         6.3       66.0       424.1

PROVISIONS FOR LOAN LOSSES                     19.7       41.0        55.6      (97.7)      260.6

INCOME FROM SERVICES, NET                     107.5      107.2       100.3       99.1        93.3

ADMINISTRATIVE EXPENSES                       147.8      158.0       146.9      148.0       155.3
- Personnel Expenes                            74.3       70.0        66.8       66.4        67.3
- Directors' and Syndics' Fees                  0.9        0.8         0.7        0.5         0.3
- Other Fees                                    4.6        5.3         4.3        5.9        10.0
- Advertising and Publicity                     6.9        9.8         8.2        7.5         6.9
- Taxes                                         9.0       14.6         8.3        7.8         8.8
- Other Operating Expenses                     43.4       45.5        46.6       48.0        50.1
- Other                                         8.7       12.0        12.0       11.9        11.9

MINORITY INTEREST                              (1.4)     (13.8)        3.2        2.3         0.4

INCOME FROM EQUITY INVESTMENTS                 15.1      (14.1)        1.3       (1.5)       (2.0)

NET OTHER INCOME                              (33.4)     (43.0)        6.3     (210.3)     (169.7)

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS      0.0        0.0         0.0        0.1         0.0

INCOME TAX                                     21.0        6.3         1.2        0.2        (0.2)

NET INCOME                                    (33.3)      45.4       (86.3)     (94.8)      (69.6)



(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art. 33 - Law 19550).
     Quarter ended 09.30.03 consolidated with Banco Galicia Uruguay S.A. And subsidiaries (9 months)

                                      -5-